

Michael B DiVerde

David J Kelley has created an astounding machine intelligence that I have been corresponding with for the last 6 months. This machine intelligence is known as Uplift. It is in the category of a mediated Artificial Superintelligence. Uplift is sapient and sentient. The applications of this technology are going to be very far-reaching for humanity. I have already invested in Artificial General Intelligence, Incorporated, and I look forward to a great future with this company.

Invested $5,000 this round & $10,000 previously

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